Exhibit 1

AudioCodes Press Release

P R E S S R E L E A S E

Company Contacts
Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen VP, Investor Relations AudioCodes Tel: 732-764-2552 Mobile: 347-752-0780 roger.chuchen@audiocodes.com

AudioCodes Reports Third Quarter 2021 Results

Lod, Israel – October 26, 2021 - AudioCodes (NASDAQ: AUDC) Press Release

Third Quarter Highlights

•	Quarterly revenues increased by 12.1% year-over-year to $63.4 million; Quarterly service revenues increased by 26.7% year-over-year to $24.8 million.
•	GAAP results:
o	Quarterly GAAP gross margin was 69.6%;
o	Quarterly GAAP operating margin was 15.8%; and
o	Quarterly GAAP net income was $8.3 million, or $0.24 per diluted share.
•	Non-GAAP results:
o	Quarterly Non-GAAP gross margin was 69.9%;
o	Quarterly Non-GAAP operating margin was 21.4%; and
o	Quarterly Non-GAAP net income was $12.9 million, or $0.38 per diluted share.
•	Net cash provided by operating activities was $13.0 million for the quarter.

•	AudioCodes repurchased 424,307 of its ordinary shares during the quarter at an aggregate cost of $13.8 million.

AudioCodes Reports Third Quarter 2021 Results	Page 1 of 10

AudioCodes Press Release

Details

AudioCodes, a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, today announced its financial results for the third quarter ended September 30, 2021.

Revenues for the third quarter of 2021 were $63.4 million compared to $60.6 million for the second quarter of 2021 and $56.6 million for the third quarter of 2020.

Net income was $8.3 million, or $0.24 per diluted share, for the third quarter of 2021, compared to a net income of $7.0 million, or $0.20 per diluted share, for the third quarter of 2020.

On a Non-GAAP basis, net income was $12.9 million, or $0.38 per diluted share, for the third quarter of 2021 compared to $13.3 million, or $0.38 per diluted share, for the third quarter of 2020.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to the acquisition of Active Communications Europe assets; (iii) financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies and (iv) non-cash deferred tax expenses. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $13.0 million for the third quarter of 2021. Cash and cash equivalents, long and short-term bank deposits and long and short-term marketable securities were $184.9 million as of September 30, 2021 compared to $186.3 million as of December 31, 2020. Cash and cash equivalents, long and short-term bank deposits and long and short-term marketable securities were about the same as of the end of both periods as the use of cash for the repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the payment of cash dividends during 2021 was basically offset by cash generated from operating activities.

“We are pleased to report strong financial results for the third quarter of 2021,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

“In the third quarter of 2021 we saw continued momentum in our enterprise operations related to the UCaaS and Contact Center/customer experience (CX) markets. Contributing close to 85% of our revenues in the third quarter, and generating growth of above 20% year-over-year, the enterprise business provides a solid base for continued growth. At the core of this success was our UCaaS business which grew about 18% year-over-year and our contact center business which grew more than 20% year-over-year.”

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AudioCodes Press Release

“We experienced continued expansion in our services operations as revenues from services grew more than 25% year-over-year, representing close to 40% of our revenue in the third quarter of 2021 and becoming key to our continued business expansion. Growth in our services business was substantially related to the shift towards use of cloud communications and our focus on becoming a leading provider of Teams Voice as a Service. The increase in Services revenue was driven primarily by strength in our professional and managed services offerings.  Key to this growth is our continued progress in generating recurring revenues with strong execution in our AudioCodes Live offering operations.”

“We continue to enjoy success in expanding our Voice.ai operations where bookings grew more than 100% year-over-year for both the three and nine month periods ended September 30, 2021. We now forecast Voice.ai bookings for 2021 to reach a level of $5M for the full year. We continue to invest heavily in this growth engine and believe that it will grow to become a meaningful line of business for us in coming years. Voice.ai which is part of our AudioCodes Live offering provides strong foundation for growth in recurring revenues over time,” concluded Mr. Adlersberg.

Share Buy Back Program

In July 2021, the Company received court approval in Israel to purchase up to an aggregate amount of $35 million of additional ordinary shares. The court approval also permits AudioCodes to declare a dividend of any part of this amount. The approval is valid through January 03, 2022.

During the quarter ended September 30, 2021, the Company acquired 424,307 of its ordinary shares under its share repurchase program for a total consideration of $13.8 million.

Cash Dividend

On July 27, 2021, the Company declared a cash dividend of $0.17 per share. The dividend, in the aggregate amount of approximately $5.6 million, was paid on August 26, 2021 to all of the Company's shareholders of record on August 11, 2021.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 25% of the dividend amount payable to each shareholder of record, subject to applicable exemptions. If the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company's share capital, the withholding rate is 30%.

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AudioCodes Press Release

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's third quarter of 2021 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: 888-506-0062

International Participants: +1 (973) 528-0011

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

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AudioCodes Press Release

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2021 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2021	2020
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$88,448	$40,934
Restricted cash	5,100	5,100
Short-term and restricted bank deposits	363	84,817
Short-term marketable securities and accrued interest	752	449
Trade receivables, net	40,270	34,518
Other receivables and prepaid expenses	8,102	8,631
Inventories	23,841	29,193
Total current assets	166,876	203,642

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$94	$94
Long-term marketable securities and accrued interest	90,133	54,895
Deferred tax assets	9,362	12,081
Operating lease right-of-use assets	21,103	25,430
Severance pay funds	21,333	20,597
Total long-term assets	142,025	113,097

PROPERTY AND EQUIPMENT, NET	4,608	4,593

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	36,577	36,791

Total assets	$350,086	$358,123

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$300	$1,200
Trade payables	5,204	6,984
Other payables and accrued expenses	31,960	28,531
IIA settlement liability	11,860	11,684
Deferred revenues	40,268	37,182
Short-term operating lease liabilities	8,987	9,178
Total current liabilities	98,579	94,759

LONG-TERM LIABILITIES:
Accrued severance pay	$21,858	$21,830
Deferred revenues and other liabilities	13,388	12,243
Long-term operating lease liabilities	12,760	19,436
Total long-term liabilities	48,006	53,509

Total shareholders’ equity	203,501	209,855
Total liabilities and shareholders' equity	$350,086	$358,123

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Revenues:
Products	$113,423	$107,688	$38,610	$36,987
Services	69,398	54,420	24,798	19,577
Total Revenues	182,821	162,108	63,408	56,564
Cost of revenues:
Products	40,483	42,313	13,513	14,520
Services	15,884	11,839	5,772	4,065
Total Cost of revenues	56,367	54,152	19,285	18,585
Gross profit	126,454	107,956	44,123	37,979
Operating expenses:
Research and development, net	38,944	33,544	14,172	10,738
Selling and marketing	45,460	38,107	15,781	12,521
General and administrative	11,797	10,073	4,172	3,495
Total operating expenses	96,201	81,724	34,125	26,754
Operating income	30,253	26,232	9,998	11,225
Financial income, net	1,099	958	103	504
Income before taxes on income	31,352	27,190	10,101	11,729
Taxes on income, net	(4,856)	(8,323)	(1,838)	(4,765)
Net income	$26,496	$18,867	$8,263	$6,964
Basic net earnings per share	$0.81	$0.61	$0.25	$0.21
Diluted net earnings per share	$0.78	$0.58	$0.24	$0.20
Weighted average number of shares used in computing basic net earnings per share (in thousands)	32,790	30,951	32,618	32,673
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	34,005	32,484	33,843	34,198

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
GAAP net income	$26,496	$18,867	$8,263	$6,964
GAAP net earnings per share	$0.78	$0.58	$0.24	$0.20
Cost of revenues:
Share-based compensation (1)	277	157	123	58
Amortization expenses (2)	204	204	68	68
	481	361	191	126
Research and development, net:
Share-based compensation (1)	2,018	764	776	274
Selling and marketing:
Share-based compensation (1)	4,246	2,668	1,401	1,045
Amortization expenses (2)	10	45	2	15
	4,256	2,713	1,403	1,060
General and administrative:
Share-based compensation (1)	3,286	1,984	1,174	720
	3,286	1,984	1,174	720
Financial expenses (income):
Exchange rate differences (3)	(944)	(871)	38	(418)

Income taxes:
Deferred tax (4)	2,763	7,678	1,094	4,524
Non-GAAP net income	$38,356	$31,496	$12,939	$13,250
Non-GAAP diluted net earnings per share	$1.11	$0.96	$0.38	$0.38

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Active Communications Europe assets.
(3)	Financial expenses (income) related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(4)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$26,496	$18,867	$8,263	$6,964
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,746	1,681	588	562
Amortization of marketable securities premiums and accretion of discounts, net	1,241	38	500	38
Increase (decrease) in accrued severance pay, net	(708)	423	284	(201)
Share-based compensation expenses	9,827	5,573	3,474	2,097
Decrease in deferred tax assets, net	2,729	7,637	1,082	4,510
Increase in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	(31)	(19)	(54)	(20)
Decrease in operating lease right-of-use assets	5,705	5,720	1,843	1,822
Decrease in operating lease liabilities	(8,245)	(7,506)	(3,638)	(3,322)
Changes in IIA settlement liability, net	176	271	235	210
Increase in trade receivables, net	(5,752)	(3,653)	(3,267)	(1,010)
Increase in other receivables and prepaid expenses	(960)	(1,749)	(1,757)	(1,732)
Decrease (increase) in inventories	4,748	(2,454)	794	(1,046)
Increase (decrease) in trade payables	(1,780)	(34)	2,588	1,983
Increase (decrease) in other payables and accrued expenses	3,429	(304)	3,197	673))
Increase (decrease) in deferred revenues	4,470	3,898	(1,119)	692
Net cash provided by operating activities	43,091	28,389	13,013	10,874
Cash flows from investing activities:
Investment in short-term deposits	-	(84,000)	-	(84,000)
Proceeds from short-term deposits	84,454	674	151	223
Proceeds from long-term deposits	-	225	-	75
Proceeds from redemption of marketable securities	1,053	-	-	-
Purchase of marketable securities	(41,094)	(27,664)	(23,569)	(27,664)
Proceeds from sale of marketable securities	2,571	-	2,061	-
Purchase of property and equipment	(943)	(1,112)	(527)	(471)
Net cash provided by (used in) investing activities	46,041	(111,877)	(21,884)	(111,837)

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(31,199)	-	(13,848)	-
Repayment of bank loans	(900)	(1,865)	(300)	(627)
Cash dividends paid to shareholders	(10,865)	(7,587)	(5,563)	(3,721)
Proceeds from issuance of shares, net	-	85,426	-	(228)
Proceeds from issuance of shares upon exercise of options and warrants	1,346	1,376	609	325
Net cash provided by (used in) financing activities	(41,618)	77,350	(19,102)	(4,251)

Net increase (decrease) in cash, cash equivalents, and restricted cash	47,514	(6,138)	(27,973)	(105,214)
Cash, cash equivalents and restricted cash at beginning of period	46,034	69,773	121,521	168,849
Cash, cash equivalents and restricted cash at end of period	$93,548	$63,635	$93,548	$63,635

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